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Manulife Investor Day 2015 – Delivering Results and Preparing for the Future

New supplemental disclosures introduced to reflect Manulife’s strategic direction

TORONTO – Manulife Financial Corporation (“Manulife” or the “Company”) is hosting an institutional Investor Day in Toronto today, scheduled to start at 8:30 a.m. ET. The Company’s senior management will present Manulife’s strategic direction with a particular focus on its Asia and Wealth & Asset Management businesses for which new supplemental information has been made available.  This information will also be provided on an ongoing basis as part of the Company’s financial disclosures.

Manulife is executing against its strategy, has been delivering growing and sustainable earnings, and remains committed to its objective of $4 billion in core earnings in 2016.  Thereafter the Company expects that its continued investments in its future will contribute to average annual core earnings per common share1 growth of 10 to 12 per cent over the medium term2.

Investor Day Agenda:
Donald Guloien, President & Chief Executive Officer	Preparing for the future
Steve Roder, SEVP & Chief Financial Officer	Delivering results
Kai Sotorp, EVP, Global Head of Wealth & Asset Management	Wealth & Asset Management
Marianne Harrison, President & CEO, Manulife Canada	Standard Life update
Roy Gori, President & CEO, Manulife Asia	Manulife Asia: Growth and value creation

The event will include Q&A sessions with the presenters and other executives. Interested parties may access the live webcast through www.manulife.com/presentations. An archived version of the webcast will be available at the same location from 9 a.m. ET on May 12, 2015. The Investor Day slide presentations can also be found at www.manulife.com/presentations.

1 This item is a non-GAAP measure, see “Performance and non-GAAP measures” below.
2 See “Caution regarding forward-looking statements” below.

Introducing new Embedded Value and Wealth & Asset Management supplemental information to help investors better understand and assess Manulife’s performance

Manulife today released supplemental information to help investors better understand and assess the performance and value of two of the Company’s key drivers of growth: Asia and Wealth & Asset Management.

Manulife has enhanced its disclosure regarding Embedded Value3 (“EV”) and New Business Value3 (“NBV”) in a new annual EV report. The first annual Embedded Value Report for 2014 is now available at www.manulife.com/quarterlyreports. EV and NBV metrics are often used by investors to value and assess the performance of insurance companies. Manulife now calculates EV metrics for its Asia Division on a local basis and provides more granular information so that investors and analysts can better compare Manulife’s Asia insurance business with industry leaders in Asia. In accordance with industry practice, only businesses with insurance risks will now be included in the EV calculation.  For Manulife, this includes individual and group insurance, annuities, and fixed products.  While not included in Manulife’s EV disclosure, information on the Company’s Wealth & Asset Management (“WAM”) businesses and Manulife Bank in Canada is included elsewhere in new supplemental disclosure.

The new Wealth & Asset Management disclosure provides more granular information so that investors can better assess the financial performance of its WAM businesses and for relevant comparisons to be made with global wealth and asset management peers. The new disclosure on our WAM businesses can be found in an updated 1Q15 Statistical Information Package at www.manulife.com/quarterlyreports.  The WAM businesses have little or no insurance risks and include mutual funds, group pensions and institutional asset management (collectively the Wealth & Asset Management businesses).

Key highlights include:

Embedded value

•	Embedded value increased 16% in 2014 compared to 2013;

•	Over half of Manulife’s NBV in 2014 was generated by its Asia Division; and

•	Manulife’s NBV margins in Indonesia and Other Asia (excludes Hong Kong, Japan and Indonesia) show room for improvement when compared to best in class peers.

Wealth & asset management

•	Wealth & Asset Management businesses are a significant contributor to Manulife’s earnings, and its fastest growing business line in 2014; and

•
Manulife’s WAM businesses are benefiting from increased operating leverage, as core earnings3 and core earnings before interest, taxes, depreciation and amortization (“Core EBITDA”3) grew faster than assets under management3 in 2014.

3 This item is a non-GAAP measure, see “Performance and non-GAAP measures” below.

Enhanced Embedded Value disclosure, including calculations on a local basis in Asia

A large proportion of Manulife’s insurance sales are generated in Asia. While a little over one quarter of Manulife’s in-force Embedded Value was attributed to Asia in 2014, the region contributed more than one half of the Company’s New Business Value.  The proportion of EV coming from Asia is therefore expected to grow in the future, and will further benefit from higher expected sales growth in Asia and the potential for margin expansion as operating scale increases.

To facilitate comparisons with insurance peers Manulife has enhanced its EV and NBV disclosure; metrics often used by investors and analysts in valuing industry leaders in Asia.

Several refinements have been made to Manulife’s EV and NBV assumptions and methodology, which were reviewed by an independent third party consistent with industry practice. Key enhancements that align Manulife’s methodology with the approach taken by other peers include:

•	WAM businesses and Manulife Bank are now excluded from both the calculation of the value of in-force business and NBV.

•	EV and NBV for Asia businesses are now calculated using individual countries’ local accounting, actuarial and regulatory requirements.

•	The methodology used to determine discount rates has been refined, which has resulted in generally higher discount rates.

•	The methodology used to determine interest on surplus assumptions has been refined, which has resulted in generally lower interest on surplus assumptions.

As a result of the changes in assumptions and methodology, particularly the exclusion of certain businesses, the revised EV and NBV figures are lower than previously reported. However, on a consistent comparative basis, Manulife achieved a strong increase in EV in 2014, up 16% compared to 2013 using the revised assumptions and methodology.  The following table shows 2014 and 2013 results under the revised assumptions and methodology.

Embedded Value Summary

As at December 31, (C$ million)	2014	2013
Adjusted net worth excluding holding company activities(1)	$35,428	$31,495
Present value of future profits	$28,646	$25,754
Cost of capital	(12,678)	(11,360)
Value of in-force business(2)	$15,968	$14,394
Holding company activities
Value of debt and preferred shares	$(12,004)	$(11,853)
Embedded value	$39,392	$34,036

(1) The adjusted net worth shown above reflects the equity for the Company, adjusted for the items listed under the reconciliation of shareholders’ equity to adjusted net worth found in the Company’s full EV Report on Manulife’s website.

(2) The value of in-force business excludes the WAM businesses and Manulife Bank.

Supplemental Wealth & Asset Management disclosure

Manulife has a globally diversified wealth & asset management franchise spanning mutual funds, group retirement and savings products and asset management capabilities across all major asset classes.  The Company has achieved strong growth through expanding its broad based extensive distribution platforms in the U.S., Canada and Asia, and leveraging its global asset management expertise.  With investment professionals on the ground in 17 countries, Manulife’s deep local knowledge, and expertise in sought after asset classes such as alternative long duration assets, positions the Company well for continued success.  In addition to mutual fund businesses in 11 markets, the Company has leading retirement platforms in Canada, the U.S. and Hong Kong, and growing presences in Indonesia and Malaysia.  Manulife continues to invest in these businesses with recent acquisitions of the Canadian-based operations of Standard Life plc and New York Life’s Retirement Plan Services business.  WAM businesses are among Manulife’s fastest growing earnings contributors.

The Company is providing additional financial information to segment the Company by line of business, to supplement its existing primary disclosure based on geographic segmentation. This information should help facilitate a better assessment of the financial performance of Manulife’s WAM businesses and relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core EBITDA, net flows, gross flows and assets under management4.  Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife’s first quarter 2015 Statistical Information Package has been updated to include a new section on the Company’s WAM businesses. The updated package is available at www.Manulife.com/investorrelations. The following table highlights some of the new supplemental information related to the WAM businesses.

Wealth & Asset Management highlights	Quarterly Results		Full Year Results
(C$ millions, unless otherwise stated, unaudited)	1Q15	1Q14	2014	2013
Core Earnings	$148	$115	$502	$378
Core EBITDA	$288	$223	$980	$733
Net Flows	$6,704	$6,733	$18,335	$19,737
Gross Flows	$21,886	$18,548	$69,164	$59,781
Assets Under Management(1) (C$ billions)	$352.9	$279.8	$314.5	$258.6

(1) WAM assets under management do not include assets managed by Manulife Asset Management for non-WAM affiliates such as Insurance and Other Wealth businesses and general fund assets. As of 1Q15 Manulife Asset Management managed $356 billion in assets including $73.5 billion for Insurance and Other Wealth customers and $47.9 billion in general fund assets. WAM related assets under management totaled $474.3 billion at the end of 1Q15 when these assets are included.

In the first quarter of 2015 and for the full year 2014, the Company generated strong net flows, which contributed to assets under management increasing 26% and 22% respectively over the prior year periods.  Manulife experienced increasing operating leverage in its WAM businesses, as this growth in assets under management drove higher fee income, with a more modest increase in expenses.  Core EBITDA in the first quarter of 2015 and for the full year 2014 increased 29% and 34% respectively over the prior year periods, a faster pace than the growth in assets under management.

In addition to the WAM businesses, the following two tables include core earnings and assets under management for Manulife’s Other Wealth and Insurance business lines.  Other Wealth consists of

4 Core earnings, core EBITDA, net flows, gross flows and assets under management are non-GAAP measures. See “Performance and Non-GAAP measures” below.

variable and fixed annuities, single premium products sold in Asia and Manulife Bank in Canada5 and Insurance includes all individual and group insurance businesses.

Core earnings by line of business	Quarterly Results			Full Year Results
(Canadian $ in millions, unaudited)	1Q15	1Q14	Change	2014	2013	Change
Wealth & Asset Management	$148	$115	29%	$502	$378	33%
Insurance	$499	$504	(1)%	$1,864	$1,751	6%
Other Wealth	$292	$224	30%	$965	$1,207	(20)%
Corporate and other(1)	$(161)	$(124)	n/a	$(443)	$(719)	n/a
Standard Life (2)	$19	n/a	n/a	n/a	n/a	n/a
Total core earnings	$797	$719	11%	$2,888	$2,617	10%
(1) A portion of core earnings from Investment Division related to Manulife Asset Management have been included in WAM.
(2) Manulife acquired the Canadian-based operations of Standard Life plc (“Standard Life”) on January 30, 2015. 1Q15 core earnings includes the two month post-close contribution from Standard Life.
Assets Under Management by line of business	Quarterly Results			Full Year Results
(Canadian $ in millions, unaudited)	1Q15	1Q14	Change	2014	2013	Change
Wealth & Asset Management(1)	$352.9	$279.8	26%	$314.5	$258.6	22%
Insurance	$233.2	$192.4	21%	$213.8	$178.2	20%
Other Wealth	$167.3	$156.9	7%	$157.8	$158.1	-
Standard Life (2)	$63.4	n/a	n/a	n/a	n/a	-
Corporate and other	$4.5	$5.8	(22)%	$5.0	$4.0	25%
Total assets under management	$821.3	$635.0	29%	$691.1	$598.9	15%

(1) WAM assets under management do not include assets managed by Manulife Asset Management for non-WAM affiliates such as Insurance and Other Wealth businesses and general fund assets. As of 1Q15 Manulife Asset Management managed $356 billion in assets including $73.5 billion in assets for Insurance and Other Wealth customers and $47.9 billion in general fund assets. WAM related assets under management total $474.3 billion at 1Q15 when these assets are included.

(2) Manulife acquired the Canadian-based operations of Standard Life plc (“Standard Life”) on January 30, 2015. Standard Life’s results will be presented separately until consolidated business line reporting can be established.

5 Manulife Bank new loan volumes are no longer being reported as sales

PERFORMANCE AND NON-GAAP MEASURES

Manulife uses a number of non-GAAP financial measures to measure overall performance and to assess each of its businesses. Non-GAAP measures include: Core Earnings; Core Earnings per Common Share; Gross Flows; Net Flows; Assets Under Management; Core EBITDA; Embedded Value and New Business Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a measure which the Company uses to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, that are considered material and exceptional in nature. While this metric is relevant to how Manulife manages its business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.  More details on the definition of core earnings can be found in “Performance and Non-GAAP Measures” Manulife’s 2014 Annual Report and 1Q15 Report to Shareholders.

The following table summarizes for the past nine quarters net income attributed to shareholders and core earnings.

Total Company

			Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2015		2014		2014		2014		2014		2013		2013		2013		2013
Core earnings (loss)
Insurance	$499		$455		$490		$425		$504		$470		$491		$380		$410
Wealth & Asset Management(1)	148		129		129		129		115		97		103		90		88
Other Wealth	292		255		244		242		224		258		279		325		345
Standard Life(2)	19		-		-		-		-		-		-		-		-
Corporate and Other	(161)		(116)		(108)		(95)		(124)		(140)		(169)		(186)		(224)
Total core earnings	$797		$713		$755		$701		$719		$685		$704		$609		$619
Investment-related experience in excess of amounts included in core earnings	(77)		(403)		320		217		225		215		491		(97)		97
Core earnings and investment-related experience in excess of amounts included in core earnings	$720		$310		$1,075		$918		$944		$900		$1,195		$512		$716
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	13		377		70		55		(90)		(81)		94		(242)		(107)
Change in actuarial methods and assumptions	(22)		(59)		(69)		(30)		(40)		(133)		(252)		(35)		(69)
Other items	12		12		24		-		4		611		(3)		24		-
Net income attributed to shareholders	$723		$640		$1,100		$943		$818		$1,297		$1,034		$259		$540
(1) A portion of core earnings from Investment Division related to Manulife Asset Management have been included in WAM.
(2) Manulife acquired the Canadian-based operations of Standard Life plc (“Standard Life”) on January 30, 2015. 1Q15 core earnings includes the two month post-close contribution from Standard Life.

Core earnings per common share (“Core EPS”) is core earnings available to common shareholders expressed per weighted average common share outstanding.

Gross flows is a new business measure for Manulife’s WAM businesses and includes all deposits into the Company’s mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products.  It differs from sales in its inclusion of all deposits to pension business, as opposed to sales which only included deposits from new customers in their first year.  Management believes that gross flows is a more relevant measure of new business for WAM businesses than sales.

Net flows is presented for Manulife’s WAM businesses and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products.  Net flows is a useful metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.

Assets under management (“AUM”) is a non-GAAP measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invested in.  AUM for WAM business provides useful information on the fee generating ability and size of the businesses.

Assets under management
As at (C$ millions)	March 31, 2015	March 31, 2014	December 31, 2014	December 31, 2013
Total invested assets	$308,680	$244,970	$269,310	$232,709
Segregated funds net assets	312,302	249,724	256,532	239,871
Assets under management per financial statements	$620,982	$494,694	$525,842	$472,580
Mutual funds	139,750	101,093	119,593	91,118
Institutional advisory accounts (excluding segregated funds)	52,712	33,505	38,864	30,284
Other funds	7,901	5,666	6,830	4,951
Total assets under management	$821,345	$634,958	$691,129	$598,933

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a more comparable basis to how global asset managers are measured.  Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization.

Wealth & Asset Management

			Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2015		2014		2014		2014		2014		2013		2013		2013		2013
Core EBITDA	$288		$255		$257		$245		$223		$195		$191		$183		$164
Amortization of deferred acquisition costs and other depreciation	69		63		59		58		57		54		53		51		49
Amortization of deferred sales commissions	29		22		21		23		24		21		21		20		18
Core earnings before income taxes	$190		$170		$177		$164		$142		$120		$117		$112		$97
Income tax (expense) recovery	(42)		(41)		(48)		(35)		(27)		(23)		(14)		(22)		(9)
Core Earnings	$148		$129		$129		$129		$115		$97		$103		$90		$88

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business.

The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt, and pension liabilities, and local statutory balance sheet, reserve, and capital for Manulife’s Asian business.

The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework.  The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes businesses without  material insurance risks, such as Manulife’s WAM businesses and Manulife Bank.  EV is calculated as the sum of the adjusted net worth and the value of in-force business.

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded Value. NBV excludes businesses with immaterial insurance risks, such as Manulife’s wealth and asset management businesses and Manulife Bank.  NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and expected average annual growth in core earnings per common share (“Core EPS”) over the medium term.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including  in the case of MFC’s 2016 management objectives for core earnings and expected average annual growth in Core EPS over the medium term, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2014 Annual Report, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2014 Annual Report; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc and bancassurance partnership with DBS Bank Ltd; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

ABOUT MANULIFE

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Assets under management by Manulife and its subsidiaries were approximately C$821 billion (US$648 billion) as at March 31, 2015.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media Inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com	Investor Relations: Robert Veloso (416) 852-8982 robert_veloso@manulife.com